Exhibit 99.83

Press Release for

immediate release

PROMETIC PROVIDES CORPORATE UPDATE

LAVAL, QUEBEC, CANADA, – November 28, 2018 – Prometic Life Sciences Inc. (TSX: PLI) (OTCQX: PFSCF) (“Prometic” or the “Corporation”) has previously announced a series of initiatives to lengthen its cash runway to better position the Corporation to achieve its objectives. These include a significant reduction in the Corporation’s cash use in 2019, driven in part by significant growth in its bioseparation revenues, a reduction of anticipated R&D expenditures by up to $30 million as compared to projected 2018 levels, as well as the extension of the maturity dates of all of the Corporation’s outstanding debt with Structured Alpha LP to September 2024. While the Corporation continues to pursue sources of non-dilutive funding, including potential commercial and partnering transactions to strengthen its financial position, it also disclosed that it is pursuing several equity and equity-related financing initiatives in parallel.

Today, Prometic announces the closing of one such initiative by entering into an At-The-Market (“ATM”) equity distribution agreement (the “Equity Agreement”) with Canaccord Genuity Corp. acting as agent (the “Agent”). The ATM program allows the Corporation, at its sole discretion, subject to the conditions set forth in the Equity Agreement, to issue small tranches of common shares from treasury, at prevailing prices and in appropriate market conditions with an aggregate gross sales amount of up to $50 million over the course of the next 16 months.

“We believe the addition of an ATM program represents an appropriate potential source of additional capital that complements our ongoing efforts to extend our cash resources” commented Pierre Laurin, President and Chief Executive Officer of Prometic. “Multiple options to access reasonably-priced capital are key to the continued development of our core assets, in order to enhance our enterprise value. From a broader perspective, with this ATM in place, we believe we will be able to attract further investment either through non-dilutive business development deals or through equity at more favorable terms.”

Bruce Pritchard, Prometic’s Chief Operating Officer and Chief Financial Officer noted, “This ATM program allows us to access additional capital when market conditions are more favorable, thereby minimizing associated costs. The net proceeds generated from this program will help fund our ongoing operations, advance our lead drug candidates and programs towards regulatory approval and negotiate potential partnership agreements from a stronger financial position. We continue to work on other equity and equity-related initiatives to strengthen the financial situation and will disclose those as they close.”

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In connection with the ATM program, Prometic has filed a Prospectus supplement dated November 27, 2018 (the “Prospectus Supplement”) which supplements Prometic’s Canadian short form base shelf prospectus dated March 14, 2018 (the “Base Shelf Prospectus”).

A copy of the Prospectus Supplement will be available on SEDAR at www.sedar.com or may be obtained upon request to Prometic’s Investor Relations Department using the contact information set out below.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any such jurisdiction.

About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF) biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (small molecule therapeutics) stems from the discovery of two receptors which we believe are at the core of how the body heals: namely, promoting tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Idiopathic Pulmonary Fibrosis (IPF). The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential to advance established plasma-derived therapeutics such as Intravenous Immunoglobulin (IVIG). The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

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We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, and Europe.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

For further information please contact:

Corporate Contacts:

Pierre Laurin

President and CEO

Prometic Life Sciences Inc.

p.laurin@prometic.com

450.781.0115

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Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

Investor Contact:

Bob Yedid

LifeSci Advisors

bob@lifesciadvisors.com

646-597-6989

Media Contact:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

646-627-8384

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